UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 30, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration N° 593 at the Registry of Securities

Santiago, May 29th, 2008

Mr.
Guillermo Larraín Ríos
Superintendent
Superintendence of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449
Santiago

Purpose:	To inform about Notice of General Extraordinary Shareholders Meeting.
Ref. Regulation:	Section 63 of Law 18.046 on Corporation and letter H of numeral 2.3 of Section II of the General Regulation N° 30 of the Superintendence of Securities and Insurance.

Dear Mr. Superintendent:

In accordance with provisions indicated in the aforementioned regulation, I hereby notify you that as a result of the agreement adopted by the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”) during its session held last May 27th, 2008, they are summoning D&S’s shareholders for an extraordinary meeting to be held on the 24th of June, 2008. The meeting shall take place at 9:30 hrs. in the morning at the offices of the company located at Avenida Presidente Eduardo Frei Montalva N° 8.301, in the commune of Quilicura, in Santiago.

The purpose of the meeting is to submit before the shareholders for their consideration and a decision, a proposal to authorize D&S to purchase stock of their own issuance, in order to implement a compensation plan for options on shares by the employees of D&S and its affiliates, in compliance with sections 27, 27 A, 27 B, 27 C, 27D, and others pertinent of Law 18.046 on corporations.

Cordially yours,

Enrique Ostalé Cambiaso
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: May 30, 2008